NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended
December 31, 2025 and 2024

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

RLB Accountants, P.C.
Certified Public Accountants



RLB Accountants, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Brian T. Regan, CPA

Martin C. Levin, CPA, CVA, MBA

William E. Bloss, CPA

Jeffrey S. Berdahl, CPA/PFS, CSEP

Philip D. Pope, CPA

Darian Allen, CPA, CITP

Rosaine J. Fry, CPA
Director

INDEPENDENT AUDITORS' REPORT

To the Members
*National Energy Improvement Fund, LLC
and Subsidiaries*
Allentown, PA

Opinion

We have audited the consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (Pennsylvania limited liability companies), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of National Energy Improvement Fund, LLC and Subsidiaries as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of National Energy Improvement Fund, LLC and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

1

645 Hamilton St. ▪ Suite 602
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Easton, PA 18045
484-546-0650 ▪ Fax: 484-546-0652

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In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Fund, LLC and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of National Energy Improvement Fund, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Fund LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

2

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The schedule on page 27 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

RLB Accountants, P.C.

Allentown, PA
February 16, 2026

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2025 and 2024

Assets	2025	2024
Cash and equivalents	$ 2,829,290	$ 3,733,914
Loan servicing fees receivable	719,356	617,762
Other receivables	27,950	95,833
Rebates receivable	2,049,799	—
Loans held for resale	2,548,794	2,167,917
Prepaid expenses	100,622	51,284
Loan servicing asset	2,940,058	2,997,190
Furniture, equipment and software, net	741,344	489,347
Intangibles, net	2,478,628	1,637
Right of use operating lease asset	185,321	269,506
Security deposits	7,000	7,000
Investment in RB Funding, LLC	—	378,480
Limited-use assets, restricted cash	13,106,656	8,656,879
Total assets	$ 27,734,818	$ 19,466,749

See accompanying notes to consolidated financial statements.

RLB Accountants, P.C.
Certified Public Accountants

Consolidated Balance Sheets (Continued)
December 31, 2025 and 2024

Liabilities and Members' Equity	2025	2024
Liabilities:		
SBA loan payable	$ 500,000	$ 500,000
Lines of credit	2,753,360	—
Accrued expenses and payables	170,001	138,289
Amounts due on serviced loans	12,679,124	8,602,999
Loan loss reserve	60,959	60,959
Subordinated debt	234,000	405,000
Right of use operating lease liability	193,531	277,412
Due to preferred members	503,682	445,872
Member earnout payable	—	3,785
Total liabilities	17,094,657	10,434,316
Members' equity:		
Class A preferred units	230,000	230,000
Class A-1 preferred units	7,500,000	7,500,000
Class A-2 preferred units	2,000,000	—
Class B preferred units	2,763,669	3,150,748
Class E preferred units	325,000	680,000
Class F preferred units	740,263	643,145
Class CF preferred units	3,093,382	1,848,832
Class KEEP QNB preferred units	2,063,374	913,562
Class C common units	500,000	500,000
Class D common units	1,600,000	1,600,000
Accumulated deficit	(10,456,835)	(8,033,854)
Total members' equity	10,358,853	9,032,433
Noncontrolling interest in subsidiary	281,308	—
Total liabilities and members' equity	$ 27,734,818	$ 19,466,749

See accompanying notes to consolidated financial statements.

RLB Accountants, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2025 and 2024

	2025	2024
Revenue:		
Interest earned on owned loans	$ 260,918	$ 561,567
Loan servicing fees	1,798,431	39,205
Loan origination fees	1,955,134	1,731,137
Program fees	494,061	514,697
Commercial fees	309,350	415,573
Rebate income	1,110,621	238,550
Gain on loan sales	491,982	963,439
Gain (loss) on loan servicing rights	(57,132)	(191,403)
Total revenues	6,363,365	4,272,765
Operating expenses	7,392,758	5,204,072
Operating loss	(1,029,393)	(931,307)
Other income (expense):		
Income from investment in affiliate	—	109,594
Interest income	—	1,082
Interest expense	(40,991)	(123,734)
Net loss	(1,070,384)	(944,365)
Less net income attributable to the noncontrolling interest	(31,309)	—
Net loss attributable to NEIF members	$ (1,101,693)	$ (944,365)

See accompanying notes to consolidated financial statements.

RLB Accountants, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members' Equity
Years Ended December 31, 2025 and 2024

	Preferred Units								Common Units		Accumulated	
	Class A	Class A-1	Class A-2	Class B	Class E	Class F	Class CF	KEEP QNB	Class C	Class D	Deficiency	Total
Beginning balances, January 1, 2024	$ 230,000	$ —	$ —	$ 3,452,426	$ 680,000	$ 621,598	$ 1,372,605	$ —	$ 500,000	$ 1,600,000	$ (6,153,630)	$ 2,302,999
Units issued (redeemed), net	—	7,500,000	—	(301,678)	—	21,547	476,227	913,562	—	—	—	8,609,658
Common member distributions	—	—	—	—	—	—	—	—	—	—	(127,413)	(127,413)
Preferred member distributions	—	—	—	—	—	—	—	—	—	—	(808,446)	(808,446)
Income	—	—	—	—	—	—	—	—	—	—	(944,365)	(944,365)
Ending balances, December 31, 2024	230,000	7,500,000	—	3,150,748	680,000	643,145	1,848,832	913,562	500,000	1,600,000	(8,033,854)	9,032,433
Units issued (redeemed) net	—	—	2,000,000	(387,079)	(355,000)	97,118	1,244,550	1,149,812	—	—	—	3,749,401
Common member distributions	—	—	—	—	—	—	—	—	—	—	(127,619)	(127,619)
Preferred member distributions	—	—	—	—	—	—	—	—	—	—	(1,193,669)	(1,193,669)
Loss	—	—	—	—	—	—	—	—	—	—	(1,101,693)	(1,101,693)
Ending balances, December 31, 2025	$ 230,000	$ 7,500,000	$ 2,000,000	$ 2,763,669	$ 325,000	$ 740,263	$ 3,093,382	$ 2,063,374	$ 500,000	$ 1,600,000	$ (10,456,835)	$ 10,358,853

See accompanying notes to consolidated financial statements.

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:		
Net loss	$ (1,101,693)	$ (944,365)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	228,171	108,262
Loan loss reserve	—	(1,588)
Noncontrolling interest	281,308	—
Change in investment in affiliate	378,480	(109,594)
Changes in assets and liabilities:		
Loan servicing fees receivable	(101,594)	(118,920)
Other receivables	67,883	739,462
Rebates receivable	(2,049,799)	—
Loans held for resale	(380,877)	(2,111,588)
Prepaid expenses	(49,338)	797
Loan servicing asset	57,132	191,403
Accrued expenses and payables	31,712	(82,463)
Amounts due on serviced loans	(373,652)	(100,023)
Right of use operating lease, net	304	2,982
Member earnout payable	(3,785)	(1,092)
Net cash used in operating activities	(3,015,748)	(2,426,727)
Cash flows from investing activities:		
Purchase of equipment	(394,539)	(332,685)
Goodwill	(2,562,620)	—
Dividends received from affiliate	—	120,000
Net cash used in investing activities	(2,957,159)	(212,685)
Cash flows from financing activities:		
Borrowing from (repayment of) note payable, member	—	(250,000)
Net line of credit borrowing	2,753,360	—
Net payment of subordinated debt	(171,000)	(762,947)
Advances from (to) common members	—	(1,310,659)
Member contributions received	5,629,258	9,355,000
Member redemptions paid	(1,879,857)	(745,342)
Member distributions paid	(1,263,478)	(721,138)
Net cash provided by financing activities	5,068,283	5,564,914
Net increase (decrease) in cash and equivalents	(904,624)	2,925,502
Cash and equivalents, beginning	3,733,914	808,412
Cash and equivalents, ending	$ 2,829,290	$ 3,733,914

See accompanying notes to consolidated financial statements.

RLB Accountants, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Statements of Cash Flows (Continued)
Years Ended December 31, 2025 and 2024

	2025	2024
Changes in limited-use assets, restricted cash:		
Restricted cash, beginning	$ 8,656,879	$ 2,682,879
Net cash proceeds provided by third parties to fund consumer loans	4,449,777	5,974,000
Restricted cash, ending	$ 13,106,656	$ 8,656,879

See accompanying notes to consolidated financial statements.

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

1. Nature of Operations and Summary of Significant Accounting Policies:

    The consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (the "Company") include the accounts of National Energy Improvement Fund, LLC and three subsidiaries. Two of those are wholly owned subsidiaries acquired in May 2020 as follows:

    > NEIF-MSH Financial, LLC
    > NEIF-MSH Insurance, LLC

    On September 24, 2025, the Company increased its ownership interest in a third subsidiary, RB Funding, LLC from 50% to 92.35%. The consolidated financial statements for the year ended December 31, 2025 include the accounts of this subsidiary. Financial statements prior to the year ended December 31, 2025 had accounted for this entity's activity using the equity method of accounting.

    The Company originates loans for energy-efficient home and commercial improvements for its portfolio and on behalf of various investors and provides loan servicing at agreed-upon interest margins and fees for those loans, certain loans for which servicing rights were acquired (altogether, the "loan servicing fees"). The Company also provides access to financing for commercial energy improvements, generating applications for a variety of third-party capital providers, which conduct full origination and loan servicing. The Company is compensated through origination fees on the financing and the negotiated service fee agreements with each investor. Additionally, the Company generates income related to advance funding of program rebates through its subsidiary RB Funding, LLC.

    National Energy Improvement Fund, LLC is organized as a Pennsylvania limited liability company with two types of common membership and eight types of preferred membership. The membership interests bear different rights with regard to profit-sharing and distributions, as discussed in Note 15.

    Each of the two wholly-owned subsidiaries is organized as a single-member Pennsylvania limited liability company, wholly owned by National Energy Improvement Fund, LLC. The Company decided to cease operations in both of these subsidiaries as of December 31, 2023, however, NEIF-MSH Insurance, LLC continues to receive commissions for prior insurance products sold.

(Continued)

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Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

RB Funding, LLC is owned 92.35% by the Company and is organized as a Pennsylvania limited liability company. The equity related to the noncontrolling interest is shown on the balance sheet at December 31, 2025.

The Company's significant accounting policies, all of which conform to generally accepted accounting principles (GAAP), are summarized as follows:

Revenue Recognition Policy
The Company derives its primary revenue stream from the servicing of energy efficiency improvement loans. Revenues are recognized on a monthly basis as loan payments are collected from consumers and represent the difference between the interest rate charged on the loan and the amount required to be paid to the investor. Additionally, the Company generates certain origination fees paid by programs where the Company is providing lending services. The Company also recognizes revenue for the change in the present value of the future servicing rights for the entire servicing portfolio as well as gains from the sale of loans to other investors.

Disaggregation of Revenue from Contracts with Customers
For the years ended December 31, 2025 and 2024, the Company's revenue based on the timing of satisfaction of performance obligations is as follows:

	2025	2024
Performance obligations satisfied at a point in time	$ 2,666,932	$ 2,693,826
Performance obligations satisfied over time	3,696,433	1,578,939
	$ 6,363,365	$ 4,272,765

Revenue from performance obligations satisfied at a point in time consist of interest earned on owned loans, program fees, certain loan origination fees, income from rebates and dealer charges, and gains on loan sales.

Revenue from performance obligations satisfied over time consist of loan servicing fees and the related gains and losses on loan servicing rights.

Performance Obligations
For performance obligations related to the interest earned on owned loans, program fees, loan origination fees charged to commercial customers, income

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

from rebates and dealer charges and gains on loan sales, control transfers to the customer at a point in time on the date that loan settlement occurs in the case of origination fees and gains on loan sales and upon receipt in the case of rebates and dealer charges.

For performance obligations related to loan servicing fees and the related gains and losses on loan servicing rights, control transfers to the customer over time. Revenue is recognized as loans are serviced as adjusted for the present value of future servicing rights based on assumptions for future interest rates, loan prepay speeds, and expected cash flows net of estimated loan servicing costs.

Variable Consideration
The nature of the Company's business gives rise to variable consideration including estimated future loan servicing costs that generally reduces revenue. Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loan Servicing Fees Receivable
Loan servicing fees receivable represent amounts due from third parties for whom the Company provides loan servicing. The amounts are paid within thirty days of month end and require no allowance for uncollectibility as the loans are owned by the various investors.

Rebates Receivable
The Company, through its subsidiary RB Funding, LLC advances discounted rebates to contractors and other third-party providers on behalf of various utility company programs in which they provide loan servicing in exchange for a

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

discount and fee. The rebates are subsequently repaid by the respective utility companies back to the Company, generally within a 30-day period.

Loan Servicing Asset
The Company provides loan servicing to third parties. To determine the fair value of the loan servicing asset, the Company uses a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates, late fees and losses. See Note 2 for more information on the valuation of servicing rights.

The Company has elected to initially measure and carry its servicing assets using the fair value method. Under the fair value method, the servicing assets are carried in the balance sheet at fair value and the changes in fair value, primarily due to changes in valuation inputs and assumptions and to the collection and realization of expected cash flows, are reported in gains (losses) on servicing rights in the period in which the change occurs.

Investment in Affiliated Company
The Company previously owned a 50% interest in RB Funding, LLC, an entity organized to facilitate rebate factoring for various home energy loan rebate programs throughout the country. The investment was recorded using the equity method of accounting for investments in affiliates. On September 24, 2025 the Company acquired a controlling interest in this affiliate and has consolidated the accounts of this subsidiary in the financial statements as of and for the period from acquisition to December 31, 2025.

Equipment, Leasehold Improvements and Software
Equipment, leasehold improvements, and web portal development costs are stated at cost. Maintenance, repairs, and minor renewals are expensed as incurred; major renewals and betterments are capitalized. When assets are sold, retired, or otherwise disposed, their cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains and losses are included in operations. Depreciation and amortization are computed on the straight-line basis over the shorter of the lease term or the estimated useful lives of the assets. Web portal development costs are being amortized over 60 months.

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk
The Company maintains cash balances which may exceed federally-insured limits, but the Company historically has not experienced any credit related losses on cash balances.

Income Taxes
The Company has elected the default entity classification for a limited liability company and as such is taxed as a partnership under the Internal Revenue Code and under similar provisions of Pennsylvania law. Under those provisions, the Company does not pay income taxes on its taxable income and is not allowed to deduct net operating loss carryovers or carrybacks. Instead, any income or losses are passed through to the members who are individually responsible for any taxes due.

Advertising
The Company's policy is to expense advertising costs as incurred. Advertising expense amounted to $74,116 and $41,151 for the years ended December 31, 2025 and 2024, respectively.

Leases
The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") operating lease assets and ROU operating lease liabilities on the balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and ROU lease

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Company generally uses the risk-free US Treasury rate over a similar term as the lease payments.

Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with a lease term of 12 months or less at inception are not recorded on the balance sheets and are expensed on a straight-line basis over the lease term in the statements of operations.

Subsequent Events Evaluation
The Company has evaluated events and transactions occurring subsequent to December 31, 2025, for items that could potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 16, 2026, the date these financial statements were available for issuance.

Reclassification
Certain amounts in the financial statements for the year ended December 31, 2024 have been reclassified to conform to the presentation in the financial statements for the year ended December 31, 2025.

2. Loan Servicing Assets:

The present value of the loan servicing asset was determined using a discount rate of 8.0%, prepayment speeds of approximately 20%, and no implied default rate as the third-party investors who own the loans bear full responsibility for the ultimate realization with no recourse to the Company.

The following summarizes the activity pertaining to loan servicing rights' fair value net of valuation allowances:

	2025	2024
Balance at beginning of year	$ 2,997,190	$ 3,188,593
Loan servicing rights capitalized at fair market value, net	(57,132)	(191,403)
Balance at end of year	$2,940,058	$ 2,997,190

(Continued)

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

3.   Investments in Affiliated Companies:

Investments in an affiliated company, represented a 50% investment in RB Funding, LLC, consisting of an original investment of $2,500 plus income (loss) recognized on the equity method of accounting, minus the dividends received through September 24, 2025. During the year ended December 31, 2025, the Company acquired a controlling interest in this affiliate and is now reporting this subsidiary on the consolidated basis.

4.   Furniture, Equipment and Software:

Furniture, equipment and software at December 31 consist of the following:

	2025	2024
Computer equipment	$ 51,273	$ 38,863
Office furniture	77,964	40,453
Software	1,074,789	736,209
Leasehold improvements	16,366	10,328
	1,220,392	825,853
Less: accumulated depreciation and amortization	479,048	336,506
	$ 741,344	$ 489,347

Depreciation and amortization expense amounted to $142,542 and $108,053 for the years ended December 31, 2025 and 2024, respectively.

5.   Intangible Assets-Startup Costs and Goodwill:

The Company began operations in July 2017 and capitalized startup costs in the amount of $3,135. The startup costs are being amortized over 180 months. Accumulated amortization amounted to $1,707 and $1,498 as of December 31, 2025 and 2024, respectively. Amortization expense amounted to $209 for each of the years ended December 31, 2025 and 2024.

The Company recorded goodwill during the year ended December 31, 2025 in connection with the acquisition of the majority controlling interest in RB Funding, LLC amounting to $2,562,620. The goodwill is being amortized over 120 months.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Amortization expense amounted to $85,420 for the year ended December 31, 2025.

6. Operating Leases:

The Company leased a copier under a 36-month operating lease that expired February 2024. The lease required monthly payments in the amount of $289 plus usage fees. The Company leases a copier under a 36-month operating lease that expires September 2027. The lease requires monthly payments in the amount of $339 plus usage fees. Rental expense related to the copiers amounted to $5,797 and $6,644 for the years ended December 31, 2025 and 2024.

The Company entered into a five-year lease for its office space beginning February 2023. The lease requires monthly payments of $7,240 for the initial year with annual increases of 3% each subsequent year. The lease is a gross lease whereby the landlord is responsible for all taxes, insurance, maintenance and utilities.

Rental expense for the office lease amounted to $92,247 for each of the years ended December 31, 2025 and 2024. The excess of rent expense recorded over rent paid is included in the right of use operating lease liability and amounted to $8,210 and $7,906 as of December 31, 2025 and 2024, respectively.

The Company leased office space on a month-to-month basis amounting to $29,110 and $20,890 for the years ended December 31, 2025 and 2024, respectively.

In accordance with ASC Topic 842, in 2023 the Company recorded a right of use asset and liability under the office real estate lease in the amount of $423,133. The amount was calculated based on the 60-month lease term utilizing a discount rate of 3.48%, the risk-free rate for 5-year US Treasuries.

Future minimum annual rental payments under the real estate operating lease obligation are as follows:

2026	$	94,702
2027		97,542
2028		8,148
		200,392
Less effects of discounting		(6,861)

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Lease liability recognized	$	193,531

7. Limited-use Assets – Cash:

Limited-use assets include cash related to loan program sponsors including government entities and utilities and represent cash restricted to provide loan funding to consumers. The total limited-use cash amounted to $13,106,656 and $8,656,879 as of December 31, 2025 and 2024, respectively.

8. Amounts Due on Serviced Loans:

Amounts due on serviced loans represent collections from servicing the loan portfolio for the months of December 2025 and 2024, respectively, that are due and payable to the underlying holders of the loans during the months ending January 2026 and 2025, respectively.

9. SBA Loan Payable:

In January 2022, the Company was granted an SBA loan in the amount of $500,000. All of the loan payments were deferred until June 2024 and interest accrued from the loan's inception. The loan requires monthly payments in the amount of $2,505 including interest at 3.75% per annum beginning in June 2024 and is due in January 2054. The loan payments are first being applied to both current and accrued interest until such time as the accrued interest is fully paid. The loan is secured by all Company assets. Accrued interest amounted to $30,014 and $39,995 as of December 31, 2025 and 2024, respectively.

The aggregate maturities of the SBA loan payable as of December 31, 2025 are as follows:

Years ending December 31,		
2026	$	10,361
2027		10,757
2028		11,167
2029		11,593
2030		12,035
Thereafter		444,087
	$	500,000

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

10. Bridge Loan:

In November 2023, the Company entered into a bridge loan agreement (the "bridge loan") with a member holding common units in the amount of $250,000. The bridge loan required monthly payments of interest only at 7% per annum and was repaid in June 2024. The bridge loan was collateralized by a second lien on all Company-owned assets. Interest expense amounted to $8,750 for the year ended December 31, 2024.

11. Rebate Lines of Credit:

The Company, through its subsidiary RB Funding, LLC has outstanding lines of credit to fund rebate advances as of December 31, 2025 amounting to $2,753,360 in the aggregate, consisting of the following:

Amount payable to a former subsidiary LLC member amounting to $1,322,000 as of December 31, 2025. The amount bears interest at 12% per annum and is required to be paid in full by February 28, 2026.

Amount payable to Firstrust Bank amounting to $431,360 as of December 31, 2025. The line is used to fund 95% of rebate advances and is subject to a borrowing maximum of $15 million. The line bears interest at the bank's Standard Overnight Financing Rate plus 3.50% (7.62% as of December 31, 2025). The line is renewable annually and is currently due to expire July 31, 2026.

Amount payable to a preferred equity holder amounting to $1 million as of December 31, 2025. The line is used to fund 5% of rebate advances and is subject to a borrowing maximum of $2 million. The line bears interest at 12% per annum. The line is renewable annually and is currently due to expire September 30, 2026.

12. Subordinated Debt:

The Company is obligated to investors for unsecured subordinated investment certificates with the following interest and repayment provisions:

	2025	2024
Raise Green – First Issue, fixed rate of 5% payable quarterly with five-year maturity repaid August 2025	$ -	$ 109,000

(Continued)

19

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Raise Green – Second Issue, fixed rate of 5% payable quarterly with five-year maturity repaid September 2025	-	62,000
Raise Green – Third Issue, fixed rate of 5% payable quarterly with five-year maturity due January 2026	97,000	97,000
Raise Green – Fourth Issue, fixed rate of 5% payable quarterly with five-year maturity due June 2026	137,000	137,000
	$ 234,000	$ 405,000

These obligations of the Company are subordinated to all present and future borrowings by the Company from financial institutions.

13. Commitments and Contingencies:

The two Class C equity holders and managing members of the Company have a $500,000 note payable to a bank. The proceeds were used to provide a portion of their equity investment in the Company. The cash is included in cash and equivalents and is maintained in a separate bank account and is not commingled with operating funds. The Company is a guarantor on this obligation.

14. Related Party Transactions:

During the year ended December 31, 2018, the Company acquired a loan servicing portfolio held by the managing member's previous employer. The portfolio was part of a larger group of servicing assets that had been previously sold by the managing member's former business. Under the terms of that sale, investors of the former business were guaranteed certain earnout payments as the loan portfolio generated servicing fees. Upon acquiring the loan portfolio in 2018, the Company accepted the obligation to pay these earnout payments. The Company has recorded a reduction in the amount of servicing fee income in the amount of $3,785 and $1,092 for the years ended December 31, 2025 and 2024, respectively. At December 31, 2024 $3,785 was included in the consolidated

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

balance sheets as member earnout payable. There was no balance at December 31, 2025.

15.   Members' Equity:

Class A Perpetual Preferred Units

The Company has 100 authorized Class A units requiring an initial investment of $30,000 per unit. The units require annual distributions of 4% of the initial investment value and unpaid distributions bear interest at 4% per annum. The Class A units have no voting rights. There were 7.67 Class A units issued at December 31, 2025 and 2024.

Total dividends declared for the Class A unit holders amounted to $9,200 for each of the years ended December 31, 2025 and 2024 of which $2,300 was accrued at both December 31, 2025 and 2024.

Class B Preferred Term Units

The Company has 200 authorized Class B units requiring an initial investment of $30,000 per unit. The units require annual distributions of 7% of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class B units have no voting rights. There were 115.08 Class B units issued at December 31, 2025 and 2024, with an aggregate investment amounting to $2,763,669 and $3,150,748 at December 31, 2025 and 2024, respectively.

Total amounts due to the Class B unit holders for the year ended December 31, 2025 amounted to $598,050, of which $210,971 represented declared dividends and $387,079 represented a return on investment. Accrued dividends amounted to $50,266 at December 31, 2025. Accrued investment returns amounted to $108,107 as of December 31, 2025.

Total amounts due to the Class B unit holders for the year ended December 31, 2024 amounted to $535,941, of which $234,263 represented declared dividends and $301,678 represented a return on investment. Accrued dividends amounted to $56,573 at December 31, 2024. Accrued investment returns amounted to $86,522 as of December 31, 2024.

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Class C Common Units

The Company has 600.88 issued Class C units as of December 31, 2025 and 2024, requiring an initial investment of $500,000 in the aggregate. The units are entitled to discretionary annual distributions after Class A, A-1, A-2, B, E, F, CF and KEEP QNB unit holders have been paid all required distributions. The Class C units have full voting rights.

Total dividends declared and paid for the Class C unit holders amounted to $98,435 and $100,902 for the years ended December 31, 2025 and 2024, respectively.

Class D Limited Common Units

The Company has 435.12 issued Class D units as of December 31, 2025 and 2024, requiring no specific investment. The units are entitled to discretionary annual distributions after Class A, A-1, A-2, B, E, F, CF and KEEP QNB unit holders have been paid all required distributions. The Class D units have limited voting rights.

The Class D units have an aggregate investment of $1,600,000 as of December 31, 2025 and 2024. Total dividends declared and paid for the Class D unit holders amounted to $29,184 and $26,511 for the years ended December 31, 2025 and 2024, respectively.

There is a total of 1,036 authorized units of Class C and Class D units.

Class E Preferred Term Units

The Company has 100 authorized Class E units requiring an initial investment of $30,000 per unit. The units required quarterly distributions of 7% per annum of the initial investment value through December 31, 2024 and 8.50% thereafter and unpaid distributions bear interest at 8.50% per annum. The Class E units have no voting rights. There were 10.83 and 22.67 Class E units issued at December 31, 2025 and 2024, respectively, with an aggregate investment amounting to $325,000 and $680,000 at December 31, 2025 and 2024, respectively.

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Total dividends declared for the Class E unit holders amounted to $41,120 and $47,600 for the years ended December 31, 2025 and 2024, respectively, of which $6,906 and $11,900 was accrued at December 31, 2025 and 2024, respectively.

Class E Preferred unit holders were paid returns on investment in the amount of $680,000 for the year ended December 31, 2025, and $325,000 of new units were issued.

Class F Preferred Term Units

The Company has 100 authorized Class F units requiring an initial investment of $25,000 per unit. The units require quarterly distributions of 8.50% per annum of the initial investment value and unpaid distributions bear interest at 8.50% per annum. The Class F units have no voting rights. There were 43.20 and 33.00 Class F units issued at December 31, 2025 and 2024, respectively, with an aggregate investment amounting to $740,263 and $643,145 at December 31, 2025 and 2024, respectively.

Total amounts due to the Class F unit holders for the year ended December 31, 2025 amounted to $211,039, of which $53,157 represented declared dividends and $157,882 represented a return of the investment. There were $255,000 of new units issued during the year ended December 31, 2025. Accrued dividends amounted to $13,590 at December 31, 2025. Accrued investment returns amounted to $42,137 as of December 31, 2025.

Total amounts due to the Class F unit holders for the year ended December 31, 2024 amounted to $183,440, of which $54,987 represented declared dividends and $128,453 represented a return of the investment. There were $150,000 of new units issued during the year ended December 31, 2024. Accrued dividends amounted to $14,402 at December 31, 2024. Accrued investment returns amounted to $36,663 as of December 31, 2024.

Class CF Preferred Term Units

The Company has 4,000 authorized Class CF Climate Action Preferred units requiring an initial investment of $1,000 per unit. The units require quarterly distributions of 7% per annum of the invested balance plus return of capital redeemable based on a 7-year amortization. The units have no voting rights. There were 3,093.38 and 1,848.83 units issued at December 31, 2025 and 2024,

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

respectively, with an aggregate investment amounting to $3,093,382 and $1,848,832, respectively.

Total amounts due to the Class CF unit holders for the years ended December 31, 2025 and 2024 amounted to $468,759 and $358,866, respectively, of which $164,051 and $130,093, respectively, represented declared dividends and $304,708 and $228,773, respectively, represented a return of the investment. There were $1,549,258 and $705,000 of new units issued in the years ended December 31, 2025 and 2024, respectively. Accrued dividends amounted to $31,523 and $36,631 as of December 31, 2025 and 2024, respectively. Accrued investment returns amounted to $72,916 and $64,944 as of December 31, 2025 and 2024, respectively.

Class A-1 Preferred Units

The Company has authorized an unspecified number of Class A-1 Preferred units for one investor requiring an initial investment of $7,500,000. The units require quarterly distributions of 7.25% per annum of the invested balance plus return of capital redeemable based on a 3-year amortization, following the expiration of an initial 3-year period. The units have no voting rights. As of December 31, 2025 and 2024, there is an aggregate investment amounting to $7,500,000.

Total dividends declared for the Class A-1 unit holder amounted to $543,750 and $307,628 for the years ended December 31, 2025 and 2024, respectively. Accrued dividends amounted to $135,937 at both December 31, 2025 and 2024.

Class A-2 Preferred Units

The Company has authorized an unspecified number of Class A-2 Preferred units for one investor requiring an initial investment of $2,000,000. The units require quarterly distributions of 8.00% per annum of the invested balance plus the return of capital redeemable based on a 3-year amortization, following the expiration of an initial 3-year period. The units have no voting rights. As of December 31, 2025, this is an aggregate investment amounting to $2,000,000.

Total dividends declared for the Class A-2 unit holder amounted to $55,342 for the year ended December 31, 2025 of which $40,000 was accrued.

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Class KEEP QNB Units

The Company has 9 million authorized Class KEEP QNB Preferred units permitting incremental investments to a maximum of $9 million in the aggregate. The proceeds from the issuance of these units are to be used exclusively to fund a 90% interest in loans made under the Keystone Energy Efficiency Program (KEEP). The units are restricted to be issued solely to Quakertown National Bank which invested $1.5 million in 2025 and $1 million in 2024. The units require monthly distributions based on 8.5% per annum of the invested balance plus return of capital redeemable based on the amount of 90% of the principal collected by the Company in the prior month related to outstanding KEEP Home Energy Loans. The units have no voting rights.

Total amounts paid to the Class KEEP QNB unit holders for the year ended December 31, 2025 amounted to $466,266 of which $116,078 represented declared dividends and $350,188 represented a return of the investment.

Total amounts paid to the Class KEEP QNB unit holders for the year ended December 31, 2024 amounted to $111,113 of which $24,675 represented declared dividends and $86,438, represented a return of the investment.

16. Loan Loss Reserve:

The Company maintains a loan loss reserve to provide for potential risk for uncollectible Company-owned loans which amounted to $60,959 at both December 31, 2025 and 2024. There were no charges to the loan loss reserve for the years ended December 31, 2025 and 2024.

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

17. Pension Plan:

The Company sponsors a 401(k) retirement plan (the "Plan") for all eligible employees which began in October 2021. The Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code. The Plan covers all full-time employees who have completed a minimum of six months of service and allows employees to contribute an amount up to the statutory maximum. The Plan provides for non-discretionary employer contributions of 3% of eligible employee compensation under Safe Harbor plan provisions.

The Company made contributions to the Plan amounting to $85,074 and $70,050 for the years ended December 31, 2025 and 2024, respectively.

RLB Accountants, P.C.
Certified Public Accountants



SUPPLEMENTARY INFORMATION

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Schedules of Operating Expenses
Years Ended December 31, 2025 and 2024

	2025	2024
Operating expenses:		
Advertising	$ 74,116	$ 41,151
Bank service charges	70,596	55,618
Commissions	316,995	286,837
Compliance	2,691	5,208
Computer expenses	569,528	415,169
Consulting	37,500	86,928
Contributions	1,334	3,125
Depreciation and amortization expense	228,171	108,262
Dues and subscriptions	53,884	41,947
Employee benefits-allocated	263,704	192,931
Equipment rental	5,797	6,644
Guaranteed payments to members	666,250	603,250
Insurance	90,463	75,411
Warehouse interest on owned loans	82,095	470,710
Interest on rebate processing	660,150	—
Legal and accounting	327,370	195,274
Licenses and permits	49,121	65,541
Loan processing costs	494,014	311,782
Marketing expenses	37,344	18,539
Meals and entertainment	10,878	27,829
Office expenses	59,792	45,895
Payroll taxes-allocated	210,232	161,073
Pension plan contributions	85,074	70,050
Rebate processing	133,620	—
Rental expenses	121,357	113,137
Telephone	31,300	29,329
Travel	71,676	87,897
Unrecoverable rebates	320,000	—
Utilities	5,291	5,039
Wages and salaries	2,312,415	1,679,496
Total operating expenses	$ 7,392,758	$ 5,204,072

RLB Accountants, P.C.
Certified Public Accountants